

Mail Stop 3720

June 17, 2008

Ms. Mary Agnes Wilderotter
Chairman of the Board, President and
 Chief Executive Officer
Citizens Communications Company
3 High Ridge Park
Stamford, Connecticut 06905

> **RE:** **Citizens Communications Company**
> **Form 10-K for the year ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 1-11001**

Dear Ms. Wilderotter:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
AD11
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549-3561



TELECOPIER COVER SHEET

DATE: June 17, 2008

TO:

RECIPIENT'S NAME:	Mr. Donald Shassian
	Chief Financial Officer

FAX NUMBER: 203-614-4661

TELEPHONE NUMBER:
REGISTRANT: Citizens Communications Co.

FROM:

SENDER'S NAME: Joseph M. Kempf

DIRECT DIAL NUMBER: 202-551-3352

FACSIMILE NUMBER: 202-772-9205

NO. OF PAGES, INCLUDING FACSIMILE COVER PAGE: 2